March 13, 2006

Mr. H. Roger Schwall

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549-7010

U.S.A.

RE:	Mitsui & Co., Ltd.

Form 20-F for the period ended March 31, 2005

File No. 0-9929

Dear Mr. Schwall:

This is in response to the staff’s comment letter of January 31, 2006, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2005 (the “FYE 2005 20-F”).

We are attaching as Appendix 1 and Appendix 2 to this letter a copy of the relevant pages of the FYE 2005 20-F marked to show the revised disclosure which we have prepared in response to the staff’s comment nos. 3 and 4 indicated below and which we intend to include in an amended report for fiscal 2005 and file on Form 20-F/A.

Our responses to the staff’s comments are as follows. The page number references in our responses are to the attached marked copy of the excerpt from the FYE 2005 20-F.

Accounting Comments

Form 20-F for the Year Ended March 31, 2005

Tax Asset Valuation, page 118

1.	We note you classify subsidiaries and associated companies into five categories and evaluate the realizability of deferred tax assets by each category. For subsidiaries that are categorized into the third and fourth category, we note you limit the estimate of future income used in determining the valuation allowance to a relatively short time horizon (approximately 5 years). We believe the estimates used in the FAS 109 valuation allowance assessment should be consistent with other estimates involving assumptions about future performance used in the preparation of the financial statements and in other filing disclosures. Please tell us how the estimates and forecasts relied upon for the FAS 109 valuation allowance assessment compare to those used for other impairment analysis (e.g. FAS 144 assessment of impairment) in terms of consistency in time horizon forecasted.

Mitsui Response

We confirm to the Staff that the forecasts used for purposes of assessing the realizability of deferred tax assets under SFAS 109 are consistent with the forecasts used for other purposes including assessing the recoverability of long-lived assets under SFAS 144 as long as the assessments are performed substantially at the same time. Such forecasts are also consistent with forecasts used for other purposes including internal budgets and reporting to our management unless the timing is significantly different. While the forecasts, including the underlying assumptions, are consistent between those used in assessing the realizability of deferred tax assets and those used for other purposes, there are several reasons why the “time horizons” used may not be.

When we evaluate the realizability of deferred tax assets of the subsidiaries and associated companies classified into category 3 and 4, we usually have negative evidence such as cumulative losses in recent years, a history of operating loss or tax credit carryforwards expiring unused, and/or losses expected in early future years. While our management may expect such subsidiaries to generate positive taxable income in later future years, forecasts of future taxable income are inherently subjective. In our management’s view, for category 3 subsidiaries, forecasts of taxable income beyond five years is viewed as too weak to use as positive evidence given the aforementioned negative evidence. The same reasoning applies to Mitsui’s subsidiaries in category 4. In our management’s view, forecasts of future taxable income beyond one year is viewed as too weak to use as positive evidence given the recent history of operating losses of such subsidiaries. Additionally, with respect to category 3 and 4 subsidiaries, our management has not set 5 years as an arbitrary cut-off point for using future taxable income in its recoverability analysis. Rather, our management separately analyzes the forecasted taxable income for each category 3 and 4 subsidiary, assesses the relative strength of such earnings and judgmentally determines the number of future years’ taxable income to include as positive evidence in the realizability analysis.

In addition, under the Corporate Tax Law of Japan, a carryback of a net operating loss is currently not allowed, and a carryforward of a net operating loss is allowed for seven years. This fact often provides negative evidence when we evaluate the realizability of deferred tax assets of the subsidiaries and associated companies in Japan classified into category 3 and 4 and further limits the number of years of taxable income that we may use in the deferred tax asset realizability analysis.

When we evaluate other assets, such as long-lived assets, for recoverability, we often use future cash flows. While the forecasts of future cash flows used to evaluate long-lived assets for recoverability are consistent with the forecasts of taxable income used in the assessment of realizability of deferred tax assets, there may be some differences in how such forecasts are utilized including using different “time horizons.” For example, estimates of future cash flows used to test the recoverability of a long-lived asset or asset group are made for the remaining useful life of the asset or asset group while estimates of future taxable income would be made for the period other than the remaining useful life of certain asset or asset group since the deductible temporary difference may not be related to the asset or asset group. Another example is that estimates of future cash flows used to test the recoverability of a long-lived asset or asset group are estimates of cash flows related only to the asset or the asset group, while estimates of future taxable income, which include non-cash items such as depreciation and amortization, would generally cover the entire operational activities of the company (taxable unit). All of the above factors may result in differences in how the forecasts are used for deferred tax asset valuation purposes versus how they are used for the purposes of the long-lived asset impairment test.

As disclosed in Note 21, “Income taxes,” of our Consolidated Financial Statements for the year ended March 31, 2005 included in the FYE 2005 20-F, the amounts of gross deferred tax assets and the valuation allowances for the deferred tax assets as of March 31, 2005 were ¥214.5 billion and ¥44.9 billion, respectively. Included in the amount of valuation allowances is approximately ¥20.0 billion related to deferred tax assets of our parent company and ¥24.9 billion was attributed to our subsidiaries, most of which related to the subsidiaries categorized into category 5. The valuation allowances related to the subsidiaries classified as category 3 and 4 were ¥6.1 billion and were relatively insignificant.

Basis of Financial Statements, page F-10

2.	We note you decided to classify financing revenues as costs of certain subsidiaries engaged mainly in external consumer financing from interest expense, net of interest income to other sales and cost of other sales, respectively. Your independent auditor’s report referred to this change as a restatement, inferring a correction of an error. In certain areas in your filing, such as Operating and Financial Review and Prospects section of the document, you referred to the change a reclassification for purposes of conforming presentation. Please tell us the type of accounting change this represents under APB Opinion No. 20. If the change represents a correction of an error, your document should clearly state as such consistently throughout the document. We may have further comment upon review of your response.

Mitsui Response

We presented the financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from interest expense, net of interest income to other sales and cost of other sales starting from the year ended March 31, 2005 to more fairly present their financing operations in the Statements of Consolidated Income. We reviewed the presentation of those financing transactions for the years ended March 31, 2004 and 2003, and have restated our Statements of Consolidated Income and the relevant section of our FYE 2005 20-F accordingly. The financing revenues and costs of those subsidiaries presented in the Statements of Consolidated Income for the years ended March 31, 2004 and 2003 as interest expense, net of interest income were immaterial. We considered the foregoing change in the presentation for the past years as a correction of an error under Accounting Principles Board Opinion No. 20, “Accounting Changes,” and restated the previously reported amounts.

Based on this consideration, we used the word “restate” throughout the FYE 2005 20-F where we mentioned the restatement of the Statements of Consolidated Income for the year ended March 31, 2004 and 2003. After receiving your comment, we reviewed the FYE 2005 20-F again, and we realized that we used the word “reclassify” to explain how we classified the financing revenues and costs of the subsidiaries in the Statement of Consolidated Income for the year ended March 31, 2005.

We acknowledge our error in referring to the change in presentation for the year ended March 31, 2005 as reclassification as referred in your comment and will be more careful to avoid any confusion in our future documents.

Engineering Comments

Form 20-F for the Year Ended March 31, 2005

Property, Plant and Equipment, Page 60

Mining Activities, Page 63

3.	Concerning your disclosure about your Iron Ore and Coal Production on page 69, it is unclear if the disclosed production figures are quantities of marketable products, or some intermediate product that will require further processing. Please clarify your disclosure on this point:

Mitsui Response

We have attached as Appendix 1 to this letter an excerpt from the FYE 2005 20-F, in which we have added notes under the tables for iron ore and coal production figures to the effect that those figures represent quantities of marketable products as tonnage after taking into account extraction and beneficiation losses.

4.	Likewise, concerning your disclosure about Iron ore and Coal Reserves on page 70, the disclosure is unclear if the reserves will require further processing before a marketable product can be produced. Please clarify, and disclose any processing recoveries required to convert a reserve estimate into marketable product estimate, as required by Industry Guide 7.

Mitsui Response

We have attached as Appendix 2 to this letter an excerpt from the FYE 2005 20-F in which we have added notes under the tables for iron ore and coal reserves to the following effect:

•	Reserves of iron ore are classified by operator, and we added notes stating that. “Marketable reserve” refers to tonnage after taking into account extraction and beneficiation losses, and “recoverable reserve” refers to tonnage after taking into account extraction losses.

•	All coal reserves are shown as marketable reserves, which are tonnage after taking into account extraction and processing and preparation losses.

In responding to staff’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the staff copy all future correspondence in this regard to our Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Satoshi Tanaka, General Manager, at 81-3-3285-7533, or in his absence, Daisuke Ochiai, Senior Manager at 81-3-3285-7784. We greatly appreciate your kind understanding in this matter.

Sincerely,

/s/ Kazuya Imai
Kazuya Imai
Senior Executive Managing Officer and Chief Financial Officer

cc:	Yong Choi
Shannon Buskirk
James Murphy
Roger Baer
(Division of Corporation Finance Securities and Exchange Commission)

John D. Young, Jr.
Izumi Akai
Yoichiro Taniguchi
Benjamin J. Curran
(Sullivan & Cromwell LLP)

Appendix 1

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			31,024	10,238	30,240	9,979	31,155	10,281
West Angelas			19,560	6,455	14,181	4,680	7,342	2,423
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			34,991	2,449	36,333	2,543	30,348	2,124
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			40,898	2,863	40,548	2,838	35,410	2,479
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			5,292	370	7,006	490	8,101	567
Area C			16,753	1,173	3,736	262	—	—
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	2,983	1,521	2,941	1,500	2,402	1,225
Chitradurga, Hospet		Karnataka	2,063	1,052	1,556	794	1,255	640

		TOTAL	153,564	26,121	136,541	23,086	116,013	19,739

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	Mitsui Iron Ore Development Pty. Ltd.	Queensland, Australia
Riverside			3,323	665	2,641	528	3,402	680
South Walker Creek			3,658	732	3,927	785	3,341	668
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,312	531	6,203	620	5,385	539
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,282	656	3,322	664	4,091	818
Moura Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	7,023	3,441	5,964	2,922	5,845	2,786
German Creek Joint Venture (1)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,782	1,735	5,422	1,627	2,905	872

		TOTAL	28,380	7,760	27,479	7,146	24,969	6,363

(1)	Reflects production tonnage from our participation since July 2002.

Appendix 2

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below. As used below, “marketable reserve” refers to tonnage after accounting for extraction and beneficiation losses, and “recoverable reserve” refers to tonnage after accounting for extraction losses.

Operator: Rio Tinto Ltd.(1) (2)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable marketable reserves.

			In Millions of Tonnes
			Year Ended December 31,
			2004		2003		2002
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Marketable Reserve	Mitsui’s Share	Total Marketable Reserve	Mitsui’s Share	Total Marketable Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			172	57	200	66	230	76
West Angelas			418	138	440	145	455	150

(1)	Iron ore reserves are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are not available.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2004, 2003 and 2002.

Operator: BHP Billiton Ltd. (1) (2)(3)(4)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended June 30,
			2004		2003		2002
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve(2)	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			955	67	1,026	72	1,193	84
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			901	63	641	45	687	48
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			13	1	21	2	28	2
Area C			499	35	204	14	209	15

(1)	Reserves listed for each joint venture include a combination of High Grade (direct crusher feed) and Low Grade (usually requiring beneficiation).
(2)	Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves.
(3)	Metallurgical recovery is 100% except for the low-grade portion of the Whaleback deposit (181 million tonnes) where the beneficiation plant recovery is 59%.
(4)	Reserves provided in the table above indicate reserves as of the end of June 2004, 2003 and 2002.

Operator: Sesa Goa Ltd. (1) (2)

Reserve amounts of Sesa Goa consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended March 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Sesa Goa Limited	Sesa Goa Limited	India

Codli, Sonshi		Goa	55	28	55	28	53	27
Chitradurga, Hospet		Karnataka	30	15	20	10	20	10

(1)	Iron ore reserves are shown as recoverable reserves before accounting for all mining and processing losses. For the year ended March 31, 2005, average rates of mill recovery for marketable products for Codli and Sonshi; and for Chitradurga and Hospet were 69% and 75%, respectively.
(2)	Reserves of Sesa Goa Ltd. indicate reserves as of the end of March 2005, 2004 and 2003.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

				In Millions of Tonnes
				Year Ended March 31,
				2005		2004		2003
Joint Venture or Investee and Name of Mines	Operator	Mitsui’s Subsidiary or Associated Company	Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd. (1)	BHP Billiton Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside				3	1	5	1	7	1
South Walker Creek				92	18	96	19	60	12
Bengalla Joint Venture(2)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	161	16	166	17	185	19
Kestrel Joint Venture(2)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	120	24	123	25	127	25
Moura Joint Venture(2)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	208	102	132	65	97	48
German Creek Joint Venture (2)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	78	23	90	27	111	33

			TOTAL	662	184	612	154	587	138

(1)	Reserves of BHP Mitsui Coal Pty. Ltd. indicates reserves as of the end of June 2004, 2003 and 2002, respectively. 2005 reserves means reserves as of the end of June 2004.
(2)	Reserves of Bengalla Joint Venture, Kestrel Joint Venture, Moura Joint Venture and German Creek Joint Venture indicate reserves as of the end of December 2004, 2003 and 2002, respectively. 2005 reserves mean reserves as of the end of December 2004.